SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
KIEWIT ROYALTY TRUST
(Name of Subject Company)
KIEWIT ROYALTY TRUST
(Name of Person(s) Filing Statement)
Units of Beneficial Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Susan K. Rosburg
Vice President and Trust Officer
U.S. Bank, N.A., Trustee
1700 Farnam Street
Omaha, Nebraska 68102
(402) 348-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:
Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
(402) 346-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     Name and Address. The name of the subject company is Kiewit Royalty Trust (“the “Trust”). The sole trustee of the Trust is U.S. Bank, National Association (the “Trustee”). The address of the principal executive offices of the Trust and the Trustee is 1700 Farnam Street, Omaha, Nebraska, 68102, and their telephone number is (402) 348-6000.
     Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Units of Beneficial Interests of the Trust (the “Units”). As of July 31, 2007, there were 12,633,432 Units issued and outstanding.
Item 2. Identity and Background of Filing Person.
     Name and Address. The Trust and the Trustee are the persons filing this Statement. The address and business telephone number of the Trust and the Trustee are set forth in Item 1 of this Statement under the heading “Name and Address” and is incorporated herein by reference.
     Tender Offer. This Statement relates to the offer (the “Offer”) by MPF Senior Note Program I, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 12, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6; MacKenzie Patterson Special Fund 6-A; and Salvage Investors, LLC (collectively the “Purchasers”) to purchase up to 2,526,686 Units of the Trust. MacKenzie Patterson Fuller, LP is named as a bidder in the Offer because it is deemed to control each of the Purchasers, but has indicated that it is otherwise not participating in the Offer. The Purchasers have offered to pay $0.60 per Unit, less the amount of any distributions declared or made with respect to the Units between July 31, 2007 (the “Offer Date”) and September 14, 2007 or such other date to which the Offer may be extended (the “Expiration Date”), on the terms and subject to the conditions set forth in their Offer to Purchase dated July 31, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal. The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on July 31, 2007.
     The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Suite 100, Moraga, California, 94556 and their business phone is (925) 631-9100.
     With respect to all information described herein as contained in the Offer and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors, or actions or events with respect to any of them, neither the Trustee nor the Trust take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
     Except as set forth below, to the knowledge of the Trustee, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Trust or the Trustee and (i) the Trustee’s executive officers, directors or affiliates or (ii) any of the Purchasers, MacKenzie Patterson Fuller, LP or their respective executive officers, directors or affiliates.
     The Trust was formed pursuant to the Kiewit Royalty Trust Indenture, dated May 17, 1982 and amended on June 9, 1982 and June 23, 1982 (the “Indenture”). Under the terms of the Indenture, the Trust pays the Trustee an annual fee and will reimburse the Trustee for expenses incurred in connection with the administration of the Trust. Currently, the annual fee paid by the Trust to the Trustee is $40,000.

Item 4. The Solicitation or Recommendation.
     Trustee’s Recommendation. Following receipt of the terms of the Offer, the Trustee and its advisors reviewed and considered the Offer. Based on its review, the Trustee, acting on behalf of the Trust, decided to express no opinion and to remain neutral with respect to the Offer.
     Reasons for Trustee’s Position. Although the Trustee is not making a recommendation with respect to the Offer, the Trustee believes that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:
•	The Purchasers’ offer price is $0.60 per Unit, less the amount of any distributions declared or made by the Trust between the Offer Date and the Expiration Date. The Trustee is unable to determine if the price offered by the Purchasers is fair to the holders of Units. It should be noted that the Purchasers have estimated that the liquidation value of the Trust is approximately $0.86 per Unit. However, neither the Trustee nor the Purchaser has made an independent appraisal of the coal royalties held by the Trust that are the sole source of its revenues. In addition, there are numerous uncertainties as to the timing and amounts of future royalty payments which the Trust may receive from the coal royalties. Therefore, the present value of future distributions payable by the Trust to the holders of Units may be more or less than the price being offered by the Purchaser. In addition, there are no recent purchases or sales of Units that could indicate a fair market price for the Units. The Purchasers have noted in their Offer that they are motivated to establish the lowest offer price that might be acceptable to Unit holders.

•	There is no active trading market in Units and the Trust is not authorized to redeem or otherwise purchase Units from Unit holders. Accordingly, holders of Units have few, if any, opportunities to monetize their Units. The Offer, whether or not the offer price is fair, represents an opportunity for Unit holders to exit from an otherwise highly illiquid investment.

•	The Purchasers are seeking to acquire up to 20% of the outstanding Units of the Trust. If the Purchasers are successful in acquiring this number of Units, they would collectively own the largest block of Units and, as a result, may have a substantial affect on the outcome of Trust decisions for which Unit holder consent is required.
     Intentions of Affiliates. Neither the Trustee nor, to the knowledge of the Trustee, any of its executive officers, directors, affiliates or subsidiaries own any Units and, accordingly, neither the Trustee nor any such other persons plans to tender Units pursuant to the Offer.
Item 5. Person/Assets, Retained, Employed, Compensated Or Used.
     To the knowledge of the Trustee, neither it nor the Trust nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.
Item 6. Interest In Securities Of The Subject Company.
     Neither the Trust nor the Trustee has engaged in any transaction in the Units during the past 60 days and the Trustee is not aware of any transactions in the Units by its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes Of The Transaction And Plans Or Proposals.
     Except as otherwise described herein, no negotiation is being undertaken and no discussions are under way by the Trust or the Trustee in response to the Offer which relates to: (1) a tender offer or other acquisition of the Units; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any subsidiary of the Trust; (b) a purchase, sale or transfer of a material amount of assets by the Trust or any subsidiary of the Trust; or (3) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Trust. In addition, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the items referred to above.
Item 8. Additional Information.
     The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Trustee in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.
     Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Trust and the Trustee believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Trust’s performance are set forth in reports and documents filed by the Trust with the SEC.

Item 9. Exhibits.
The following exhibits are filed herewith or incorporated by reference herein:

(a)(1)(i)	Purchasers’ Offer to Purchase, dated July 31, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders of the Trust, dated July 31, 2007 (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(5)	Form of Trustee’s Letter to Unit holders

(d)(1)	Trust Indenture of Kiewit Royalty Trust, dated May 17, 1982, as amended June 9, 1982 and June 23, 1982 (incorporated by reference to Exhibit 4.1 to the Trust’s Annual Report on Form 10-K filed with the SEC on March 28, 2002).
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT ROYALTY TRUST By U.S. Bank National Association in its capacity as Trustee and not in its individual capacity or otherwise
By:	/s/ Susan K. Rosburg
Susan K. Rosburg, Trust Officer

Date: August 10, 2007

(The Trust has no directors or executive officers.)

INDEX TO EXHIBITS

(a)(1)(i)	Purchasers’ Offer to Purchase, dated July 31, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders of the Trust, dated July 31, 2007 (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Purchasers with the SEC on July 31, 2007)

(a)(5)	Form of Trustee’s Letter to Unit holders

(d)(1)	Trust Indenture of Kiewit Royalty Trust, dated May 17, 1982, as amended June 9, 1982 and June 23, 1982 (incorporated by reference to Exhibit 4.1 to the Trust’s Annual Report on Form 10-K filed with the SEC on March 28, 2002).